UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

☑ **Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the quarterly period ended September 30, 2004

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission File Number 0-20552

DYNEX SECURITIES CORPORATION
(Exact name of registrant as specified in its charter)

Virginia	**52-1785164**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4551 Cox Road, Suite 300, Glen Allen, Virginia	**23060-6740**
(Address of principal executive offices)	(Zip Code)

(804) 217-5800
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.
☑ **Yes** ☐ **No**

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).
☐ **Yes** ☑ **No**

As of October 31, 2004, there were 1,000 shares of Dynex Securities Corporation common stock outstanding.

The registrant meets the conditions set forth in General Instructions H(1)(a) and (b) of Form 10-Q and is therefore filing this Form 10-Q with the reduced disclosure format.

DYNEX SECURITIES CORPORATION

FORM 10-Q

Index

PART I. FINANCIAL INFORMATION

Item 1.   Financial Statements

DYNEX SECURITIES CORPORATION
CONDENSED BALANCE SHEETS (UNAUDITED)
(*amounts in thousands except share data*)

	September 30, 2004	December 31, 2003
ASSETS		
Cash	$ 10	$ 10
SHAREHOLDER'S EQUITY		
Common Stock, no par value:		
10,000 shares authorized,		
1,000 issued and outstanding	$ 10	$ 10

See accompanying notes to the unaudited condensed financial statements.

DYNEX SECURITIES CORPORATION
CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)
(*amounts in thousands*)

	Three Months Ended September 30		Nine Months Ended September 30	
	2004	2003	2004	2003
Gain on sale of investments	$ –	$ 937	$ –	$ 2,482
Net income	$ –	$ 937	$ –	$ 2,482

See notes to unaudited condensed financial statements.

DYNEX SECURITIES CORPORATION
CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)
(amounts in thousands)

	Nine Months Ended September 30,			
	2004		2003	
Operating activities:				
Net income	$	–	$	2,482
Adjustments to reconcile net income to net cash provided by operating activities:				
Gain on sale of investments		–		(2,482)
Net cash provided by operating activities		–		–
Investing activities:				
Proceeds from sale of investments		–		2,482
Net cash provided by investing activities		–		2,482
Financing activities:				
Dividends and capital distributions		–		(2,482)
Net cash used for financing activities		–		(2,482)
Net change in cash		–		–
Cash, beginning of period		10		10
Cash, end of period	$	10	$	10

See notes to unaudited condensed financial statements.

DYNEX SECURITIES CORPORATION
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
(*amounts in thousands except share data*)

NOTE 1 – CONDENSED FINANCIAL STATEMENTS

The accompanying condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and notes required by accounting principles generally accepted in the United States of America (hereinafter "generally accepted accounting principles") for complete financial statements. Dynex Securities Corporation (the "Company") was incorporated in Virginia on July 8, 1992 as a wholly owned, limited-purpose financing subsidiary of SMFC Funding Corporation, a Virginia corporation ("SMFC"). On January 1, 1997, SMFC dividended all of the outstanding stock of the Company, represented by 1,000 shares of common stock, to Dynex Holding, Inc. ("DHI"), an affiliated company. On November 1, 2000, DHI sold all of the capital stock to Dynex Capital, Inc., an affiliate of DHI. Dynex Capital, Inc. is the parent of the Company.

The Company was organized to facilitate the securitization of mortgage loans through the issuance and sale of non-recourse securitization financing (the "Bonds") and certificates of participation ("Mortgage Securities"). The Bonds are issued pursuant to an indenture or indentures and are secured by securities backed by one or more of the following: mortgage loans, Federal National Mortgage Association Mortgage-Backed Certificates, insurance policies, and various accounts and funds (collectively, the "Collateral"). The Collateral for a series of Bonds are pledged to a trustee. The Mortgage Securities represent a percentage interest in a pool of Collateral purchased by a trust established by the Company.

In the opinion of management, all adjustments considered necessary to present fairly the financial position and results of operations of the Company for the periods presented have been made. The Balance Sheet as of September 30, 2004, the Statements of Operations for the three and nine months ended September 30, 2004 and 2003, and the Statements of Cash Flows for the nine months ended September 30, 2004 and 2003 are unaudited. For further information, refer to the audited financial statements and footnotes included in the Company's Form 10-K for the year ended December 31, 2003.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Since inception, the Company has used its shelf registration to issue Mortgage Securities on behalf of SMFC. The Mortgage Securities and the related mortgage collateral are excluded from the financial statements of the Company as the issuance of these Mortgage Securities has been accounted for as sales of the associated collateral in accordance with generally accepted accounting principles. All fees and related expenses in connection with issuance and administrative services related to the Mortgage Securities are recorded in the financial statements of SMFC.

During the nine months ended September 30, 2004, the Company issued no Mortgage Securities or Bonds on behalf of Dynex Capital, Inc. The most recent securitization of mortgage loans by the Company occurred in September 1995.

At September 30, 2004, the Company had $1.4 billion of securities remaining for issuance under a registration statement filed with the Securities and Exchange Commission in October 1994. Securities sold through private placements by the Company do not reduce the amount available under the shelf registration statements.

During the three months ended September 30, 2004, the Company had no activity. During the three months ended September 30, 2003, the Company exercised its call rights on one security with a principal balance of $19.9 million, simultaneously collapsed the security structure and sold those securities at a premium, recognizing a gain of $0.9 million. During the nine months ended September 30, 2003, the Company exercised its call rights on five securities with a principal balance of $54.7 million, simultaneously collapsed the security structure and sold those securities at a premium, recognizing a gain of $2.5 million.

Item 3. Quantitative and Qualitative Disclosures about Market Risk

Not applicable.

Item 4. Controls And Procedures

(a)   <u>Evaluation of disclosure controls and procedures</u>.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to management, including the Company's management, as appropriate, to allow timely decisions regarding required disclosures.

As of the end of the period covered by this report, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act. This evaluation was carried out under the supervision and with the participation of the Company's management, including the Company's Principal Executive Officer and Chief Accounting Officer. Based upon that evaluation, the Company's management concluded that the Company's disclosure controls and procedures are effective.

In conducting its review of disclosure controls, management concluded that sufficient disclosure controls and procedures did exist to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

(b)   <u>Changes in internal controls</u>.

The Company's management is also responsible for establishing and maintaining adequate internal control over financial reporting. There were no changes in the Company's internal controls or in other factors that could materially affect, or are reasonably likely to materially affect the Company's internal controls subsequent to the Evaluation Date, nor any significant deficiencies or material weaknesses in such internal controls requiring corrective actions.

PART II.   OTHER INFORMATION

Item 1. Legal Proceedings:

None.

Item 5. Other Information:

None.

Item 6. Exhibits and Reports on Form 8-K:

    (a)   <u>Exhibits</u>

<u>Number</u>	<u>Exhibit</u>
31.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer, Chief Financial Officer, and Chief Accounting Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

    (b)   <u>Reports on Form 8-K</u>

    None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DYNEX SECURITIES CORPORATION

Dated: November 15, 2004

By: /s/ Stephen J. Benedetti
     Stephen J. Benedetti
     President, Treasurer

By: /s/ Kevin J Sciuk
     Kevin J Sciuk
     Chief Accounting Officer

Exhibit 31.1

CERTIFICATION
PURSUANT TO 17 CFR 240.13a-14
PROMULGATED UNDER
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Stephen J. Benedetti, certify that:

1. I have reviewed this report on Form 10-Q of Dynex Securities Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this quarterly report is being prepared;

    (b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

    (c) disclosed in this quarterly report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control of financial reporting; and ,

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial data; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: November 15, 2004   By: /s/ Stephen J. Benedetti

                                                            Stephen J. Benedetti
                                                            Principal Executive Officer and
                                                             Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Quarterly Report of Dynex Securities Corporation (the "Company") on Form 10-Q for the quarter ended September 30, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Stephen J. Benedetti, the Principal Executive Officer and Chief Financial Officer of the Company, certify, pursuant to and for purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

November 15, 2004   By: /s/ Stephen J. Benedetti
                                                 Stephen J. Benedetti
                                                 Principal Executive Officer
                                                 Chief Financial Officer